Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of March 31, 2021 and for the three-month periods ended March 31, 2021 and 2020

Legal information

Denomination: Adecoagro S.A.
Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Issued Capital Stock:: 122,381,815 common shares
Outstanding Capital Stock: 116,103,200 common shares
Treasury Shares: 6,278,615 common shares

Adecoagro S.A.
Condensed Consolidated Interim Statements of Income
for the three-month period ended March 31, 2021 and 2020
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	March 31, 2021	March 31, 2020 (*)

		(unaudited)
Sales of goods and services rendered	4	174,792	156,130
Cost of goods sold and services rendered	5	(125,182)	(121,081)
Initial recognition and changes in fair value of biological assets and agricultural produce	15	75,278	23,581
Changes in net realizable value of agricultural produce after harvest		(3,671)	(408)
Margin on manufacturing and agricultural activities before operating expenses		121,217	58,222
General and administrative expenses	6	(14,757)	(13,540)
Selling expenses	6	(19,316)	(19,725)
Other operating income, net	8	(5,784)	12,090
Profit from operations		81,360	37,047
Finance income	9	1,062	4,924
Finance costs	9	(51,204)	(117,098)
Other financial results - Net gain of inflation effects on the monetary items	9	(2,945)	(1,920)
Financial results, net	9	(53,087)	(114,094)
Profit / (loss) before income tax		28,273	(77,047)
Income tax (expense) / benefit	10	(8,938)	22,606
Profit / (loss) for the period		19,335	(54,441)
Attributable to:
Equity holders of the parent		18,214	(55,154)
Non-controlling interest		1,121	713

Earnings / (loss) per share from operations attributable to the equity holders of the parent during the year:
Basic earnings/(loss) per share		0.156	(0.471)
Diluted earnings/(loss) per share		0.156	(0.471)

(*) Prior periods have been recast to reflect the Company's change in accounting policy for the reclassification within financial results as explained in Note 28.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Comprehensive Income
for the three-month period ended March 31, 2021 and 2020
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	March 31, 2021	March 31, 2020

	(unaudited)

Profit / (loss) for the period	19,335	(54,441)
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(4,806)	(79,795)
Cash flow hedge, net of tax (Note 2)	(63)	(10,503)
Items that will not be reclassified to profit or loss:
Revaluation surplus net of tax	(10,970)	10,192
Other comprehensive (loss) for the period	(15,839)	(80,106)
Total comprehensive income / (loss) for the period	3,496	(134,547)

Attributable to:
Equity holders of the parent	2,353	(135,288)
Non-controlling interest	1,143	741

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Financial Position
as of March 31, 2021 and December 31, 2020
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		March 31,	December 31,
	Note	2021	2020
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment	11	1,348,085	1,358,292
Right of use assets	12	216,747	209,694
Investment property	13	31,395	31,179
Intangible assets	14	27,191	26,930
Biological assets	15	15,333	14,725
Deferred income tax assets	10	34,642	19,821
Trade and other receivables, net	17	57,070	52,266
Derivative financial instruments		1,370	1,951
Other assets		807	809
Total Non-Current Assets		1,732,640	1,715,667
Current Assets
Biological assets	15	155,258	150,968
Inventories	18	176,803	133,461
Trade and other receivables, net	17	178,894	145,662
Derivative financial instruments	16	1,934	151
Other assets		28	45
Cash and cash equivalents	19	208,584	336,282
Total Current Assets		721,501	766,569
TOTAL ASSETS		2,454,141	2,482,236
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	20	183,573	183,573
Share premium	20	895,130	902,815
Cumulative translation adjustment		(569,001)	(555,044)
Equity-settled compensation		15,781	14,795
Cash flow hedge		(90,752)	(90,689)
Other reserves		87,830	83,406
Treasury shares		(9,421)	(7,630)
Revaluation surplus		341,729	343,570
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		22,461	8,671
Equity attributable to equity holders of the parent		918,904	925,041
Non-controlling interest		39,826	38,683
TOTAL SHAREHOLDERS EQUITY		958,730	963,724
LIABILITIES
Non-Current Liabilities
Trade and other payables	22	263	290
Borrowings	23	787,313	813,464
Lease liabilities	24	169,319	159,435
Deferred income tax liabilities	10	209,876	182,377
Payroll and social security liabilities	25	1,262	1,075
Provisions for other liabilities	26	2,495	2,705
Total Non-Current Liabilities		1,170,528	1,159,346
Current Liabilities
Trade and other payables	22	109,923	126,315
Current income tax liabilities		685	760
Payroll and social security liabilities	25	20,217	23,333
Borrowings	23	153,343	157,626
Lease liabilities	24	36,528	36,337
Derivative financial instruments	16	2,810	13,141
Provisions for other liabilities	26	1,377	1,654
Total Current Liabilities		324,883	359,166
TOTAL LIABILITIES		1,495,411	1,518,512
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		2,454,141	2,482,236

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the three-month periods ended March 31, 2021 and 2020 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 20)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2020	183,573	901,739	(492,374)	15,354	(76,303)	66,047	(7,946)	337,877	41,574	18,728	988,269	40,614	1,028,883
Loss for the period	—	—	—	—	—		—	—	—	(55,154)	(55,154)	713	(54,441)
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(74,752)	—	—	—	—	(5,125)	—	—	(79,877)	82	(79,795)
Cash flow hedge (*)	—	—	—	—	(10,503)	—	—	—	—	—	(10,503)	—	(10,503)
Revaluation of surplus (**)	—	—	—	—	—	—	—	10,246	—	—	10,246	(54)	10,192
Other comprehensive income for the period	—	—	(74,752)	—	(10,503)	—	—	5,121	—	—	(80,134)	28	(80,106)
Total comprehensive income for the period	—	—	(74,752)	—	(10,503)	—	—	5,121	—	(55,154)	(135,288)	741	(134,547)

Reserves for the benefit of government grants (1)	—	—	—	—	—	5,163	—	—	—	(5,163)	—	—	—
- Restricted shares and restricted units (Note 21):
Value of employee services	—	—	—	838	—	—	—	—	—	—	838	—	838
Forfeited	—	—	—	—	—	10	(10)	—	—	—	—	—	—
-Purchase of own shares (Note 20)	—	(995)	—	—	—	—	(428)	—	—	—	(1,423)	—	(1,423)
Balance at March 31, 2020 (unaudited)	183,573	900,744	(567,126)	16,192	(86,806)	71,220	(8,384)	342,998	41,574	(41,589)	852,396	41,355	893,751
(*) Net of 5,275 of Income tax.
(**) Net of (5,190) of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business).
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the three-month periods ended March 31, 2021 and 2020 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 20)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2021	183,573	902,815	(555,044)	14,795	(90,689)	83,406	(7,630)	343,570	41,574	8,671	925,041	38,683	963,724
Profit for the period	—	—	—	—	—		—	—	—	18,214	18,214	1,121	19,335
Other comprehensive loss:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(13,957)	—	—	—	—	7,889	—	—	(6,068)	1,262	(4,806)
Cash flow hedge (*)	—	—	—	—	(63)	—	—	—	—	—	(63)	—	(63)
- Items that will not be reclassified to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	(9,730)	—	—	(9,730)	(1,240)	(10,970)
Other comprehensive income for the period	—	—	(13,957)	—	(63)	—	—	(1,841)	—	—	(15,861)	22	(15,839)
Total comprehensive income for the period	—	—	(13,957)	—	(63)	—	—	(1,841)	—	18,214	2,353	1,143	3,496

- Reserves for the benefit of government grants (1)	—	—	—	—	—	4,424	—	—	—	(4,424)	—	—	—
- Restricted shares and restricted units (Note 21):
Value of employee services	—	—	—	986	—	—	—	—	—	—	986	—	986
- Purchase of own shares	—	(7,685)	—	—	—	—	(1,791)	—	—	—	(9,476)	—	(9,476)
Balance at March 31, 2021 (unaudited)	183,573	895,130	(569,001)	15,781	(90,752)	87,830	(9,421)	341,729	41,574	22,461	918,904	39,826	958,730

(*) Net of 684 of Income tax.
(**) Net of 2,804 of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the three-month periods ended March 31, 2021 and 2020
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	March 31, 2021	March 31, 2020 (*)
		(unaudited)
Cash flows from operating activities:
Profit / (loss) for the period		19,335	(54,441)
Adjustments for:
Income tax expense / (benefit)	10	8,938	(22,606)
Depreciation of property, plant and equipment	11	26,906	23,214
Amortization of intangible assets	14	355	286
Depreciation of right of use assets	12	10,564	11,149
Gain from disposal of other property items	8	(234)	(952)
Net loss from the Fair value adjustment of Investment properties	13	817	49
Equity settled share-based compensation granted	7	1,386	1,166
Loss / (gain) from derivative financial instruments	8, 9	9,625	(8,197)
Interest, finance cost related to lease liabilities and other financial expense, net	9	17,703	12,744
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		(44,873)	(17,156)
Changes in net realizable value of agricultural produce after harvest (unrealized)		2,403	(539)
Provision and allowances		495	732
Net loss of inflation effects on the monetary items	9	2,945	1,920
Foreign exchange losses, net	9	20,840	85,016
Cash flow hedge – transfer from equity	9	10,560	11,257
Subtotal		87,765	43,642
Changes in operating assets and liabilities:
(Increase) in trade and other receivables		(49,950)	(12,118)
(Increase) in inventories		(48,958)	(20,755)
Decrease in biological assets		38,030	28,193
Decrease in other assets		4	5
(Increase) / decrease in derivative financial instruments		(20,456)	12,175
Decrease in trade and other payables		(28,316)	(3,462)
(Decrease) / increase in payroll and social security liabilities		(850)	1,598
(Decrease) / increase in provisions for other liabilities		(34)	521
Net cash generated from operating activities before taxes paid		(22,765)	49,799
Income tax paid		(118)	(320)
Net cash generated from operating activities	(a)	(22,883)	49,479

(*) Prior periods have been recast to reflect the Company's change in accounting policy for the reclassification within financial results as explained in Note 28.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the three-month periods ended March 31, 2021 and 2020 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	March 31, 2021	March 31, 2020 (*)
		(unaudited)
Cash flows from investing activities:
Purchases of property, plant and equipment	11	(57,022)	(66,795)
Purchases of cattle and non current biological assets		(2,284)	(1,544)
Purchases of intangible assets	14	(598)	(462)
Interest received and others		601	4,735
Proceeds from sale of property, plant and equipment		708	840
Net cash used in investing activities	(b)	(58,595)	(63,226)

Cash flows from financing activities:
Proceeds from long-term borrowings		—	4,584
Payments of long-term borrowings		(2,408)	(10,254)
Proceeds from short-term borrowings		78,920	71,254
Payment of short-term borrowings		(78,830)	(44,431)
Proceeds / (payments) of derivatives financial instruments		288	(21)
Lease payments		(11,663)	(8,979)
Interest paid	(c)	(17,181)	(20,129)
Purchase of own shares		(9,475)	(1,423)
Dividends paid to non-controlling interest		(12)	—
Net cash used in financing activities	(d)	(40,361)	(9,399)
Net decrease in cash and cash equivalents		(121,839)	(23,146)
Cash and cash equivalents at beginning of period	19	336,282	290,276
Effect of exchange rate changes and inflation on cash and cash equivalents	(e)	(5,859)	(31,705)
Cash and cash equivalents at end of period	19	208,584	235,425

(a) Includes (11,805) and 15 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for March 31, 2021 and 2020, respectively.
(b) Includes (315) and 270 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for March 31, 2021 and 2020, respectively.
(c) Includes 124 and 62 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for March 31, 2021 and 2020, respectively.
(d) Includes 12,051 and 368 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for March 31, 2021 and 2020, respectively.
(e) Includes 69 and (653) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for March 31, 2021 and 2020, respectively.

(*) Prior periods have been recast to reflect the Company's change in accounting policy for the reclassification within financial results as explained in Note 28.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.    General information

Adecoagro S.A. (the "Company" or "Adecoagro") is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the "Group". These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of three reportable segments, which are described in detail in Note 3 to these condensed consolidated interim financial statements.

Adecoagro is a public company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These condensed consolidated interim financial statements have been approved for issue by the Board of Directors on May 11, 2021.

2.    Financial risk management

Risk management principles and processes

The Group is exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group´s risks and the Group´s approach to the identification, assessment and mitigation of risks is included in Note 2 to the annual financial statements. There have been no significant changes to the Group's exposure and risk management principles and processes since December 31, 2020 and refers readers to the annual financial statements for information.

However, the Group considers that the following tables below provide useful information to understand the Group´s interim results for the three month period ended March 31, 2021. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

In Argentina, past economic events forced the government to impose certain restrictions in the exchange markets, such as:

–Dividends payments to non residents.
–Set specific deadlines to enter and settle exports
–Prior authorization of the BCRA for the formation of external assets for companies
–Prior authorization of the BCRA for the payment of debts related to companies abroad
–Deferral of payment of certain public debt instruments.
–Fuel price control

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

•Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at March 31, 2021. All amounts are shown in US dollars.

	March 31, 2021
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(75,153)	—	—	(255)	(75,408)
Brazilian Reais	—	(336,717)	—	—	(336,717)
US Dollar	(250,441)	(308,915)	22,479	44,991	(491,886)
Uruguayan Peso	—	—	(129)	—	(129)
Total	(325,594)	(645,632)	22,350	44,736	(904,140)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies for the period ended March 31, 2021 would have increased the Group’s Loss before income tax for the period. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement.
A portion of this effect would be recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in US dollars (see Hedge Accounting - Cash Flow Hedge below for details).

	March 31, 2021
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
US Dollar	(25,044)	(30,892)	2,248	4,499	(49,189)
(Decrease) or increase in Profit before income tax	(25,044)	(30,892)	2,248	4,499	(49,189)

Hedge Accounting - Cash flow hedge

Effective July 1, 2013, the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps.

The Group expects that the cash flows will occur and affect profit or loss between 2021 and 2024.

For the period ended March 31, 2021, a loss before income tax of US$ 11,394 was recognized in other comprehensive income and a loss of US$ 10,654 was reclassified from equity to profit or loss within “Financial results, net”.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

•Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans at March 31, 2021 (all amounts are shown in US dollars):

	March 31, 2021
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Fixed rate:
Argentine Peso	49,434	—	—	—	49,434
Brazilian Reais	—	21,162	—	—	21,162
US Dollar	65,209	75,631	17,003	497,871	655,714
Subtotal Fixed-rate borrowings	114,643	96,793	17,003	497,871	726,310
Variable rate:
Brazilian Reais	—	160,136	—	—	160,136
US Dollar	51,721	2,489	—	—	54,210
Subtotal Variable-rate borrowings	51,721	162,625	—	—	214,346
Total borrowings as per analysis	166,364	259,418	17,003	497,871	940,656

At March 31, 2021, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Profit before income tax for the period would decrease as follows:

	March 31, 2021
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Total
Variable rate:
Brazilian Reais	—	(1,601)	(1,601)
US Dollar	(517)	(25)	(542)
Decrease in profit before income tax	(517)	(1,626)	(2,143)

•Credit risk

As of March 31, 2021, four banks accounted for more than 80% of the total cash deposited (Banco Santander, J.P. Morgan, Banco Safra and Banco Itaú).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

•Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of March 31, 2021:

▪    Futures / Options

	March 31, 2021
Type of	Quantities (thousands) (**)	Notional	Market	Profit / (Loss) (*)
derivative contract		amount	Value Asset/ (Liability)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	21	2,809	(1,340)	422
Soybean	26	7,254	(203)	203
Wheat	(14)	(3,087)	(156)	203
Sugar	26	8,887	368	(86)
Ethanol	12	4,956	(65)	68
Total	71	20,819	(1,396)	810

(*) Included in line "Gain / (Loss) from commodity derivative financial instruments" Note 8.
(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

▪    Other derivative financial instruments

As of March 31, 2021, the Group has foreign currency agreements, which were also outstanding as of December 31, 2020.

During the period ended March 31, 2021, the Group no entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against US Dollar.

During the period ended March 31, 2021, the Argentina subsidiaries entered into several currency futures contracts with financial institutions in order to hedge the fluctuation of the Argentine Peso against US Dollar for a total notional amount of US$ 15.4 million. The outstanding contracts resulted in the recognition of a gain of US$ 1.18 million

During the period ended on March 31, 2021, the Group entered into several currency forward contracts in order to hedge the fluctuation of the U.S. Dollar against Euro for a total notional amount of US$ 6.6 millions. The currency forward contracts maturity date is June 2021. The outstanding contracts resulted in the recognition of a gain amounting to US$ 0.1 million in 2021.

Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

3.    Segment information

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•The Group’s ‘Farming’ line of business is further comprised of three reportable segments:

▪    The Group’s ‘Crops’ Segment consists of planting, harvesting, sale and processing grains, oilseeds and fibers (including wheat, corn, soybeans, cotton, sunflowers and peanuts, among others), and to a lesser extent the provision of grain warehousing/conditioning, handling and drying services to third parties, and the purchase and sale of crops produced by third parties crops. Each underlying crop in the Crops segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

▪    The Group’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing of rice;

▪    The Group’s ‘Dairy’ Segment consists of the production and sale of raw milk and industrialized products, including UHT, cheese and powder milk among others;

▪    The Group’s ‘All Other Segments’ column consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group's management does not consider them to be significance Coffee and Cattle.

•The Group’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•The Group’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

Certain other activities of a holding function nature not allocable to the segments are disclosed ‘Corporate’ segment.

Total segment assets and liabilities are measured in a manner consistent with that of the consolidated financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset.

Effective July 1, 2018, the Group applied IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”) to its operations in Argentina. IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy be adjusted for the effects of changes in the general price index and be expressed in terms of the current unit of measurement at the closing date of the reporting period (“inflation
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

accounting”). In order to determine whether an economy is classified as hyperinflationary, IAS 29 sets forth a series of factors to be considered, including whether the amount of cumulative inflation nears or exceeds a threshold of 100%. Accordingly, Argentina has been classified as a hyperinflationary economy under the terms of IAS 29 from July 1, 2018.

According to IAS 29, all Argentine Peso-denominated non-monetary items in the statement of financial position are adjusted by applying a general price index from the date they were initially recognized to the end of the reporting period. Likewise, all Argentine Peso-denominated items in the statement of income should be expressed in terms of the measuring unit current at the end of the reporting period, consequently, income statement items are adjusted by applying a general price index on a monthly basis from the dates they were initially recognized in the financial statements to the end of the reporting period. This process is called “re-measurement”.

Once the re-measurement process is completed, all Argentine Peso denominated accounts are translated into U.S. Dollars, the Group’s reporting currency, applying the guidelines in IAS 21 “The Effects of Changes in Foreign Exchange Rates”(“IAS 21”). IAS 21 requires that amounts be translated at the closing rate at the date of the most recent statement of financial position. This process is called “translation”.

The re-measurement and translation processes are applied on a monthly basis until year-end. Due to this process, the re-measured and translated results of operations for a given month are subject to change until year-end, affecting comparison and analysis.

Following the adoption of IAS 29 to the Argentine operations of the Group, management revised the information reviewed by the CODM. Accordingly, as from July 1, 2018, (commencement of hyper-inflation accounting in Argentina), the information provided to the CODM departs from the application of IAS 29 and IAS 21 re-measurement and translation processes as follows. The segment results of the Argentinean operations for each reporting period were adjusted for inflation and translated into the Group’s reporting currency using the reporting period average exchange rate. The translated amounts were not subsequently re-measured and translated in accordance with the IAS 29 and IAS 21 procedures outlined above. From January 1, 2018 through June 30, 2018, the Group’s segment results were still based on the IFRS measurement principles adopted until June 30, 2018.

In order to evaluate the economic performance of businesses on a monthly basis, results of operations in Argentina are based on monthly data that have been adjusted for inflation and converted into the average exchange rate of the U.S. Dollar each month. These already converted figures are subsequently not readjusted and reconverted as described above under IAS 29 and IAS 21. It should be noted that this translation methodology for evaluating segment information is the same that the company uses to translate results of operation from its other subsidiaries from other countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole.

The Group’s CODM believes that the exclusion of the re-measurement and translation processes from the segment reporting structure allows for a more useful presentation and facilitates period-to-period comparison and performance analysis.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

The following tables show a reconciliation of each reportable segment for the three-month period ended March 31, 2021 and March 31, 2020, as per the information reviewed by the CODM and the reportable segment measured in accordance with IAS 29 and IAS 21 as per the consolidated financial statements.

	March 31, 2021
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	31,578	67	31,645	27,422	28	27,450	36,164	50	36,214
Cost of goods and services rendered	(24,588)	(55)	(24,643)	(22,121)	(20)	(22,141)	(30,767)	37	(30,730)
Initial recognition and changes in fair value of biological assets and agricultural produce	17,842	238	18,080	26,649	75	26,724	2,680	2	2,682
Gain from changes in net realizable value of agricultural produce after harvest	(2,481)	(11)	(2,492)	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	22,351	239	22,590	31,950	83	32,033	8,077	89	8,166
General and administrative expenses	(1,892)	(6)	(1,898)	(1,969)	(8)	(1,977)	(1,287)	(5)	(1,292)
Selling expenses	(3,395)	(5)	(3,400)	(3,610)	5	(3,605)	(3,718)	(87)	(3,805)
Other operating income, net	(595)	(2)	(597)	162	2	164	(88)	—	(88)
Profit from Operations Before Financing and Taxation	16,469	226	16,695	26,533	82	26,615	2,984	(3)	2,981

Depreciation of Property, plant and equipment and amortization of Intangible assets	(1,444)	(8)	(1,452)	(1,804)	(10)	(1,814)	(1,745)	(8)	(1,753)

	March 31, 2021
	All other segments			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	401	1	402	—	—	—	174,646	146	174,792
Cost of goods and services rendered	(261)	(1)	(262)	—	—	—	(125,143)	(39)	(125,182)
Initial recognition and changes in fair value of biological assets and agricultural produce	43	—	43	—	—	—	74,963	315	75,278
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	(3,660)	(11)	(3,671)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	183	—	183	—	—	—	120,806	411	121,217
General and administrative expenses	(78)	—	(78)	(5,169)	(30)	(5,199)	(14,708)	(49)	(14,757)
Selling expenses	(31)	—	(31)	(51)	—	(51)	(19,229)	(87)	(19,316)
Other operating income, net	(932)	6	(926)	(63)	(2)	(65)	(5,788)	4	(5,784)
Profit from Operations Before Financing and Taxation	(858)	6	(852)	(5,283)	(32)	(5,315)	81,081	279	81,360

Depreciation of Property, plant and equipment and amortization of Intangible assets	(80)	—	(80)	(118)	—	(118)	(27,235)	(26)	(27,261)
Net gain from Fair value adjustment of Investment property	(825)	8	(817)	—	—	—	(825)	8	(817)

Sugar, Ethanol and Energy and Land Transformation segments have not been reconciliated due to the lack of differences.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

	March 31, 2020
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	35,980	(293)	35,687	24,398	(225)	24,173	31,589	(412)	31,177
Cost of goods and services rendered	(33,635)	254	(33,381)	(18,744)	137	(18,607)	(28,825)	366	(28,459)
Initial recognition and changes in fair value of biological assets and agricultural produce	12,003	(239)	11,764	12,994	(230)	12,764	3,885	(75)	3,810
Gain from changes in net realizable value of agricultural produce after harvest	(419)	16	(403)	—	—	—	(5)	—	(5)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	13,929	(262)	13,667	18,648	(318)	18,330	6,644	(121)	6,523
General and administrative expenses	(1,411)	26	(1,385)	(1,669)	31	(1,638)	(1,471)	29	(1,442)
Selling expenses	(4,938)	55	(4,883)	(3,810)	52	(3,758)	(3,608)	66	(3,542)
Other operating income, net	(2,519)	(6)	(2,525)	243	(4)	239	(12)	—	(12)
Profit from Operations Before Financing and Taxation	5,061	(187)	4,874	13,412	(239)	13,173	1,553	(26)	1,527

Depreciation of Property, plant and equipment and amortization of Intangible assets	(1,257)	26	(1,231)	(1,765)	33	(1,732)	(1,626)	30	(1,596)

	March 31, 2020
	All other segments			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	247	(4)	243	—	—	—	157,064	(934)	156,130
Cost of goods and services rendered	(124)	3	(121)	—	—	—	(121,841)	760	(121,081)
Initial recognition and changes in fair value of biological assets and agricultural produce	(93)	2	(91)	—	—	—	24,123	(542)	23,581
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	(424)	16	(408)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	30	1	31	—	—	—	58,922	(700)	58,222
General and administrative expenses	(30)	—	(30)	(4,547)	73	(4,474)	(13,699)	159	(13,540)
Selling expenses	(24)	(4)	(28)	(114)	1	(113)	(19,895)	170	(19,725)
Other operating income, net	(57)	1	(56)	7	1	8	12,098	(8)	12,090
Profit from Operations Before Financing and Taxation	(81)	(2)	(83)	(4,654)	75	(4,579)	37,426	(379)	37,047

Depreciation of Property, plant and equipment and amortization of Intangible assets	(37)	—	(37)	(124)	2	(122)	(23,591)	91	(23,500)
Net gain from Fair value adjustment of Investment property	(50)	1	(49)	—	—	—	(50)	1	(49)

Sugar, Ethanol and Energy and Land Transformation segment have not been reconciliated due to the lack of differences.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the three-month period ended March 31, 2021 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	31,578	27,422	36,164	401	95,565	79,081	—	—	174,646
Cost of goods sold and services rendered	(24,588)	(22,121)	(30,767)	(261)	(77,737)	(47,406)	—	—	(125,143)
Initial recognition and changes in fair value of biological assets and agricultural produce	17,842	26,649	2,680	43	47,214	27,749	—	—	74,963
Changes in net realizable value of agricultural produce after harvest	(2,481)	—	—	—	(2,481)	(1,179)	—	—	(3,660)
Margin on manufacturing and agricultural activities before operating expenses	22,351	31,950	8,077	183	62,561	58,245	—	—	120,806
General and administrative expenses	(1,892)	(1,969)	(1,287)	(78)	(5,226)	(4,313)	—	(5,169)	(14,708)
Selling expenses	(3,396)	(3,610)	(3,718)	(31)	(10,755)	(8,423)	—	(51)	(19,229)
Other operating income, net	(595)	162	(88)	(932)	(1,453)	(9,398)	5,126	(63)	(5,788)
Profit / (loss) from operations before financing and taxation	16,468	26,533	2,984	(858)	45,127	36,111	5,126	(5,283)	81,081

Depreciation of Property, plant and equipment and amortization of Intangible assets	(1,445)	(1,804)	(1,745)	(80)	(5,074)	(22,043)	—	(118)	(27,235)
Net loss from Fair value adjustment of Investment property	—	—	—	(825)	(825)	—	—	—	(825)
Reverse of revaluation surplus derived from the disposals of assets before taxes	—	—	—	—	—	—	—	—	—
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	13,448	22,584	(1,715)	85	34,402	10,471	—	—	44,873
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	4,394	4,065	4,395	(42)	12,812	17,278	—	—	30,090
Changes in net realizable value of agricultural produce after harvest (unrealized)	(2,403)	—	—	—	(2,403)	—	—	—	(2,403)
Changes in net realizable value of agricultural produce after harvest (realized)	(78)	—	—	—	(78)	(1,179)	—	—	(1,257)

Farmlands and farmland improvements, net	454,006	141,081	1,927	53,829	650,843	64,064	—	—	714,907
Machinery, equipment, building and facilities, and other fixed assets, net	40,262	17,596	69,669	532	128,059	120,113	—	—	248,172
Bearer plants, net	713	—	—	—	713	307,956	—	—	308,669
Work in progress	1,407	26,309	19,947	1,205	48,868	27,469	—	—	76,337
Right of use asset	3,662	2,419	1,190	—	7,271	209,197	—	279	216,747
Investment property	—	—	—	31,395	31,395	—	—	—	31,395
Goodwill	5,911	818	3,894	—	10,623	3,831	—	—	14,454
Biological assets	61,698	7,388	13,642	5,152	87,880	82,711	—	—	170,591
Finished goods	19,424	8,513	4,511	—	32,448	41,448	—	—	73,896
Raw materials, Stocks held by third parties and others	15,715	54,980	10,406	461	81,562	21,345	—	—	102,907
Total segment assets	602,798	259,104	125,186	92,574	1,079,662	878,134	—	279	1,958,075
Borrowings	44,302	44,139	94,925	—	183,366	600,381	—	156,909	940,656
Lease liabilities	5,489	3,390	1,249	—	10,128	195,504	—	215	205,847
Total segment liabilities	49,791	47,529	96,174	—	193,494	795,885	—	157,124	1,146,503
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the three-month period ended March 31, 2020 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	35,980	24,398	31,589	247	92,214	64,850	—	—	157,064
Cost of goods sold and services rendered	(33,635)	(18,744)	(28,825)	(124)	(81,328)	(40,513)	—	—	(121,841)
Initial recognition and changes in fair value of biological assets and agricultural produce	12,003	12,994	3,885	(93)	28,789	(4,666)	—	—	24,123
Changes in net realizable value of agricultural produce after harvest	(419)	—	(5)	—	(424)	—	—	—	(424)
Margin on manufacturing and agricultural activities before operating expenses	13,929	18,648	6,644	30	39,251	19,671	—	—	58,922
General and administrative expenses	(1,411)	(1,669)	(1,471)	(30)	(4,581)	(4,571)	—	(4,547)	(13,699)
Selling expenses	(4,938)	(3,810)	(3,608)	(24)	(12,380)	(7,401)	—	(114)	(19,895)
Other operating income / (loss), net	(4,905)	243	(12)	(57)	(4,731)	14,436	2,386	7	12,098
Profit / (loss) from operations before financing and taxation	2,675	13,412	1,553	(81)	17,559	22,135	2,386	(4,654)	37,426

Depreciation of Property, plant and equipment and amortization of Intangible assets	(1,257)	(1,765)	(1,626)	(37)	(4,685)	(18,782)	—	(124)	(23,591)
Net gain from Fair value adjustment of Investment property	—	—	—	(50)	(50)	—	—	—	(50)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	9,192	11,004	(1,025)	226	19,397	(2,241)	—	—	17,156
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	2,811	1,990	4,910	(319)	9,392	(2,425)	—	—	6,967
Changes in net realizable value of agricultural produce after harvest (unrealized)	539	—	—	—	539	—	—	—	539
Changes in net realizable value of agricultural produce after harvest (realized)	(958)	—	(5)	—	(963)	—	—	—	(963)

As of December 31, 2020:
Farmlands and farmland improvements, net	454,212	141,661	1,911	53,902	651,686	64,065	—	—	715,751
Machinery, equipment, building and facilities, and other fixed assets, net	39,517	18,567	67,859	539	126,482	153,490	—	—	279,972
Bearer plants, net	685	—	—	—	685	304,144	—	—	304,829
Work in progress	820	23,381	18,365	1,178	43,744	13,996	—	—	57,740
Right of use assets	4,275	2,472	1,288	—	8,035	201,365	—	294	209,694
Investment property	—	—	—	31,179	31,179	—	—	—	31,179
Goodwill	5,720	792	3,769	—	10,281	4,201	—	—	14,482
Biological assets	47,489	29,062	12,933	4,703	94,187	71,506	—	—	165,693
Finished goods	30,267	5,970	6,489	—	42,726	34,315	—	—	77,041
Raw materials, Stocks held by third parties and others	21,893	4,519	7,377	318	34,107	22,313	—	—	56,420
Total segment assets	604,878	226,424	119,991	91,819	1,043,112	869,395	—	294	1,912,801
Borrowings	37,111	39,686	103,742	—	180,539	632,985	—	157,566	971,090
Lease liabilities	5,920	3,063	1,311	—	10,294	185,155	—	323	195,772
Total segment liabilities	43,031	42,749	105,053	—	190,833	818,140	—	157,889	1,166,862

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Sales

	March 31, 2021	March 31, 2020
	(unaudited)
Sales of manufactured products and services rendered:
Ethanol	47,094	57,250
Sugar	25,335	2,920
Energy (*)	4,596	4,817
Peanut	12,298	7,793
Sunflower	1,367	1,504
Rice	26,115	23,456
Fluid milk (UHT)	9,139	11,954
Powder milk	15,950	11,871
Other dairy products	5,759	2,801
Services	1,223	844
Rental income	149	130
Others	1,826	1,271
	150,851	126,611
Sales of agricultural produce and biological assets:
Soybean	6,136	6,460
Corn	4,948	12,725
Wheat	5,822	5,471
Sunflower	1,658	589
Milk	2,949	2,897
Cattle	262	121
Cattle for dairy	796	499
Others	1,370	757
	23,941	29,519
Total sales	174,792	156,130

(*) Includes sales mhw of energy and soybean produced by third parties for an amount of US$ 1 million, US$ 2.3 million, respectively.

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 66.2 million as of March 31, 2021 (March 31, 2020: US$ 83 million) comprised primarily of 661,468 mwh of energy (US$ 10.97 million), 36,584 tons of soybean (US$ 5.1 million), 126,261 tons of corn (US$ 3.23 million) and 2,303 tons of wheat (US$ 3.8 million) which expire between April 2021 and December 2021.

5.    Cost of goods sold and services rendered

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

As of March 31, 2021:

	March 31, 2021
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2021 (Note 18)	30,267	5,970	6,489	—	34,315	77,041
Cost of production of manufactured products (Note 6)	7,462	27,733	25,699	—	55,698	116,592
Purchases	—	—	—	—	1,010	1,010
Agricultural produce	18,162	—	3,745	262	6,623	28,792
Transfer to raw material	(11,476)	(2,493)	—	—	—	(13,969)
Direct agricultural selling expenses	1,908	—	—	—	—	1,908
Tax recoveries (i)	—	—	—	—	(3,391)	(3,391)
Changes in net realizable value of agricultural produce after harvest	(2,492)	—	—	—	(1,179)	(3,671)
Finished goods as of March 31, 2021 (Note 18)	(19,424)	(8,513)	(4,511)	—	(41,448)	(73,896)
Exchange differences	236	(556)	(692)	—	(4,222)	(5,234)
Cost of goods sold and services rendered, and direct agricultural selling expenses period	24,643	22,141	30,730	262	47,406	125,182
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

As of March 31, 2020:

	March 31, 2020
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2020	17,830	5,805	4,779	—	36,864	65,278
Cost of production of manufactured products (Note 6)	6,864	21,897	24,065	—	30,128	82,954
Purchases	4,605	—	—	—	2,042	6,647
Agricultural produce	22,679	—	3,396	121	—	26,196
Transfer to raw material	(6,390)	(2,682)	—	—	—	(9,072)
Direct agricultural selling expenses	5,129	—	—	—	—	5,129
Tax recoveries (i)	—	—	—	—	(5,869)	(5,869)
Changes in net realizable value of agricultural produce after harvest	(403)	—	(5)	—	—	(408)
Finished goods as of March 31, 2020	(16,849)	(6,370)	(3,774)	—	(17,965)	(44,958)
Exchange differences	(84)	(43)	(2)	—	(4,687)	(4,816)
Cost of goods sold and services rendered, and direct agricultural selling expenses period	33,381	18,607	28,459	121	40,513	121,081
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

Expenses by nature for the three-months period ended March 31, 2021:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	560	1,631	1,724	—	2,821	6,736	7,200	1,453	15,389
Raw materials and consumables	125	198	3,269	—	1,930	5,522	—	—	5,522
Depreciation and amortization	813	531	739	—	14,210	16,293	3,313	298	19,904
Depreciation of right-of-use assets	—	21	130	—	1,615	1,766	1,026	11	2,803
Fuel, lubricants and others	18	22	143	—	4,492	4,675	136	41	4,852
Maintenance and repairs	194	483	272	—	1,348	2,297	376	177	2,850
Freights	58	2,532	446	—	140	3,176	—	5,893	9,069
Export taxes / selling taxes	—	—	—	—	—	—	—	7,639	7,639
Export expenses	—	—	—	—	—	—	—	1,987	1,987
Contractors and services	197	96	19	—	953	1,265	—	—	1,265
Energy transmission	—	—	—	—	—	—	—	487	487
Energy power	148	335	399	—	208	1,090	58	12	1,160
Professional fees	13	12	27	—	88	140	1,657	315	2,112
Other taxes	5	24	17	—	633	679	100	9	788
Contingencies	—	—	—	—	—	—	321	—	321
Lease expense and similar arrangements	17	60	151	—	—	228	122	47	397
Third parties raw materials	44	1,546	10,142	—	182	11,914	—	—	11,914
Tax recoveries	—	—	—	—	(136)	(136)	—	—	(136)
Others	204	1,194	442	—	78	1,918	448	947	3,313
Subtotal	2,396	8,685	17,920	—	28,562	57,563	14,757	19,316	91,636
Own agricultural produce consumed	5,066	19,048	7,779	—	27,136	59,029	—	—	59,029
Total	7,462	27,733	25,699	—	55,698	116,592	14,757	19,316	150,665

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature (continued)

Expenses by nature for the period ended March 31, 2020:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	456	1,409	1,896	—	3,030	6,791	6,317	1,266	14,374
Raw materials and consumables	58	1,218	3,003	—	1,845	6,124	—	—	6,124
Depreciation and amortization	706	485	661	—	9,313	11,165	3,194	233	14,592
Depreciation of right-of-use assets	—	29	113	—	1,687	1,829	776	1	2,606
Fuel, lubricants and others	27	17	585	—	2,093	2,722	113	45	2,880
Maintenance and repairs	126	314	239	—	1,175	1,854	206	151	2,211
Freights	4	2,296	417	—	222	2,939	—	3,856	6,795
Export taxes / selling taxes	—	—	—	—	—	—	—	8,860	8,860
Export expenses	—	—	—	—	—	—	—	1,592	1,592
Contractors and services	51	18	3	—	592	664	—	—	664
Energy transmission	—	—	—	—	—	—	—	447	447
Energy power	162	393	550	—	334	1,439	36	21	1,496
Professional fees	4	15	21	—	46	86	1,678	174	1,938
Other taxes	4	22	18	—	397	441	79	9	529
Contingencies	—	—	—	—	—	—	361	—	361
Lease expense and similar arrangements	64	38	43	—	—	145	117	53	315
Third parties raw materials	380	553	9,613	—	—	10,546	—	—	10,546
Tax recoveries	—	—	—	—	(22)	(22)	—	—	(22)
Others	348	153	460	—	(423)	538	663	3,017	4,218
Subtotal	2,390	6,960	17,622	—	20,289	47,261	13,540	19,725	80,526
Own agricultural produce consumed	4,474	14,937	6,443	—	9,839	35,693	—	—	35,693
Total	6,864	21,897	24,065	—	30,128	82,954	13,540	19,725	116,219

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

7.    Salaries and social security expenses

	March 31, 2021	March 31, 2020
	(unaudited)
Wages and salaries	23,105	23,206
Social security costs	7,105	7,123
Equity-settled share-based compensation	1,386	1,166
	31,596	31,495

8.    Other operating income / (loss), net

	March 31, 2021	March 31, 2020
	(unaudited)
(Loss) / Gain from commodity derivative financial instruments	(10,138)	9,413
Gain from disposal of other property items	234	952
Net loss from fair value adjustment of Investment property	(817)	(49)
Others	4,937	1,774
	(5,784)	12,090

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.    Financial results, net

	March 31, 2021	March 31, 2020 (*)
	(unaudited)
Finance income:
- Interest income	614	2,082
- Gain from interest rate/foreign exchange rate derivative financial instruments	377	—
- Other income	71	2,842
Finance income	1,062	4,924

Finance costs:
- Interest expense	(13,717)	(15,511)
- Finance cost related to lease liabilities	(3,869)	(1,618)
- Cash flow hedge – transfer from equity	(10,560)	(11,257)
- Foreign exchange losses, net	(20,840)	(85,016)
- Taxes	(921)	(1,209)
- Loss from interest rate/foreign exchange rate derivative financial instruments	—	(1,216)
- Other expenses	(1,297)	(1,271)
Finance costs	(51,204)	(117,098)
Other financial results - Net gain of inflation effects on the monetary items	(2,945)	(1,920)
Total financial results, net	(53,087)	(114,094)

(*) Prior periods have been recast to reflect the Company's change in accounting policy for the reclassification in financial results of the segregation of the inflation impact as explained in Note 28.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	March 31, 2021	March 31, 2020
	(unaudited)
Current income tax	(356)	(366)
Deferred income tax	(8,582)	22,972
Income tax (expense) / benefit	(8,938)	22,606

During 2017, the Argentine Government introduced changes in the income tax. The income tax enforce is 30% for the years 2018 and 2019, and will be 25% from 2020 onwards. There has been no other changes in the statutory tax rates in the countries where the Group operates since December 31, 2020.

The gross movement on the deferred income tax account is as follows:

	March 31, 2021	March 31, 2020
	(unaudited)
Beginning of period liability	(162,556)	(151,844)
Exchange differences	(7,184)	(5,812)
Effect of fair value valuation for farmlands	2,804	(5,190)
Tax charge relating to cash flow hedge (i)	684	5,275
Others	(400)	(328)
Income tax (expense) / benefit	(8,582)	22,972
End of period liability	(175,234)	(134,927)

(i)It relates to the amount reclassified of US$ 740 gain and US$ 11,172 loss from equity to profit and loss for the three-month period ended March 31, 2021 and 2020, respectively.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	March 31, 2021	March 31, 2020
	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	(7,016)	25,852
Non-deductible items	(210)	(337)
Effect of the changes in the statutory income tax rate in Argentina	(158)	1,618
Non-taxable income	2,990	1,200
Tax losses where no deferred tax asset was recognized	(260)	(122)
Effect of IAS 29 on Argentina´s Shareholder´s equity and deferred income tax.	(3,318)	(5,831)
Others	(966)	226
Income tax (expense) / benefit	(8,938)	22,606

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment
Changes in the Group’s property, plant and equipment for the three-month periods ended March 31, 2021 and 2020 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and Fittings	Bearer plants	Others	Work in progress	Total
Three-month period ended March 31, 2020
Opening net book amount.	709,585	25,280	232,720	206,273	253,520	6,684	59,158	1,493,220
Exchange differences	(15,410)	12	(34,653)	(64,141)	(35,278)	(356)	(3,274)	(153,100)
Additions	—	—	5,791	25,874	18,042	392	14,443	64,542
Revaluation surplus	15,383	—	—	—	—	—	—	15,383
Transfers	—	210	6,437	6,648	—	20	(13,315)	—
Disposals	—	—	(12)	(459)	—	(4)	—	(475)
Reclassification to non-income tax credits (*)	—	—	—	(16)	—	—	—	(16)
Depreciation	—	(816)	(4,347)	(11,736)	(5,998)	(317)	—	(23,214)
Closing net book amount	709,558	24,686	205,936	162,443	230,286	6,419	57,012	1,396,340
At March 31, 2020 (unaudited)								.
Cost	709,558	45,109	391,290	758,930	555,824	23,968	57,012	2,541,691
Accumulated depreciation	—	(20,423)	(185,354)	(596,487)	(325,538)	(17,549)	—	(1,145,351)
Net book amount	709,558	24,686	205,936	162,443	230,286	6,419	57,012	1,396,340
Three-month period ended March 31, 2021
Opening net book amount	694,166	21,585	177,604	95,905	304,829	6,463	57,740	1,358,292
Exchange differences	13,204	386	(13,791)	(32,715)	574	2,429	8,657	(21,256)
Additions	—	—	4,785	22,078	14,307	159	11,046	52,375
Revaluation surplus	(13,774)	—	—	—	—	—	—	(13,774)
Transfers	—	149	87	865	—	—	(1,101)	—
Disposals	—	—	—	(525)	—	(25)	(5)	(555)
Reclassification to non-income tax credits (*)	—	—	—	(91)	—	—	—	(91)
Depreciation	—	(809)	(4,196)	(10,473)	(11,041)	(387)	—	(26,906)
Closing net book amount	693,596	21,311	164,489	75,044	308,669	8,639	76,337	1,348,085
At March 31, 2021 (unaudited)
Cost	693,596	44,813	370,747	733,056	691,397	27,752	76,337	2,637,698
Accumulated depreciation	—	(23,502)	(206,258)	(658,012)	(382,728)	(19,113)	—	(1,289,613)
Net book amount	693,596	21,311	164,489	75,044	308,669	8,639	76,337	1,348,085
(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of March 31, 2021, ICMS tax credits were reclassified to trade and other receivables.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment (continued)

For all Farmlands with a total valuation of US$ 693 million as of March 31, 2021, the valuation was determined using sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended March 31, 2021 would have reduced the value of the Farmlands on US$ 70 million, which would impact, net of its tax effect on the "Revaluation surplus" item in the statement of Changes in Shareholders' Equity.

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactures products”, “General and administrative expenses”, “Selling expenses” and capitalized in “Property, plant and equipment” for the three-month periods ended March 31, 2021 and 2020.

As of March 31, 2021, borrowing costs of US$ 397 (March 31, 2020: US$ 1,849) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 118,591 as of March 31, 2021.

12.    Right of use assets

Changes in the Group’s right of use assets for the three-month periods ended March 31, 2021 and 2020 were as follows:

	Agricultural partnership (*)	Others	Total
	(unaudited)
Three-months period ended March 31, 2020
Opening net book amount	219,837	18,216	238,053
Exchange differences	(42,908)	1,518	(41,390)
Additions and Re-measurement	23,357	4,162	27,519
Disposals	(778)	(1,321)	(2,099)
Depreciation	(9,023)	(2,126)	(11,149)
Closing net book amount	190,485	20,449	210,934

Three-months period ended March 31, 2021
Opening net book amount	192,271	17,423	209,694
Exchange differences	(18,586)	(2,030)	(20,616)
Additions and Re-measurement	36,218	2,015	38,233
Disposals	—	—	—
Depreciation	(8,652)	(1,912)	(10,564)
Closing net book amount	201,251	15,496	216,747

(*) Agricultural partnership has an average of 6 years duration.

As of March 31, 2021 included within Right of use assets balances are US$ 0.3 million related to the net book value of assets under finance leases.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.    Investment property

Changes in the Group’s investment property for the three-month periods ended March 31, 2021 and 2020 were as follows:

	March 31, 2021	March 31, 2020
	(unaudited)
Beginning of the period	31,179	34,295
Loss from fair value adjustment (Note 8)	(817)	(49)
Exchange differences	1,033	49
End of the period	31,395	34,295
Cost	31,395	34,295
Net book amount	31,395	34,295

For all Investment properties with a total valuation of US$ 31.4 million as of March 31, 2021, the valuation was determined using Sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The increase /decrease in the fair value is recognized in the Statement of income under the line item "Other operating income, net". There were no changes of the valuation techniques during March 31, 2021 and 2020. The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended March 31, 2021 would have reduced the value of the Investment properties on US$ 3.1 million, which would impact the line item "Net gain from fair value adjustment ".

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.    Intangible assets

Changes in the Group’s intangible assets in the three-month periods ended March 31, 2021 and 2020 were as follows:

	Goodwill	Software	Trademarks	Others	Total
Three-month period ended March 31, 2020
Opening net book amount	20,020	6,261	7,316	82	33,679
Exchange differences	(1,196)	(708)	9	(32)	(1,927)
Additions	—	430	—	51	481
Amortization charge (i)	—	(266)	—	(20)	(286)
Closing net book amount	18,824	5,717	7,325	81	31,947
At March 31, 2020 (unaudited)
Cost	18,824	11,698	8,881	447	39,850
Accumulated amortization	—	(5,981)	(1,556)	(366)	(7,903)
Net book amount	18,824	5,717	7,325	81	31,947

Three-month period ended March 31, 2021
Opening net book amount	14,482	5,264	7,150	34	26,930
Exchange differences	(28)	(254)	198	(3)	(87)
Additions	—	685	—	18	703
Amortization charge (i)	—	(265)	(76)	(14)	(355)
Closing net book amount	14,454	5,430	7,272	35	27,191
At March 31, 2021 (unaudited)
Cost	14,454	12,230	9,316	456	36,456
Accumulated amortization	—	(6,800)	(2,044)	(421)	(9,265)
Net book amount	14,454	5,430	7,272	35	27,191

(i) Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the period ended March 31, 2021 and 2020, respectively.

The Group conducts an impairment test annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The last impairment test of goodwill was performed as of September 30, 2020.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets

Changes in the Group’s biological assets in the three-month periods ended March 31, 2021 and 2020 were as follows:

	March 31, 2021
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	43,787	29,062	12,933	4,703	75,208	165,693
Increase due to purchases	—	—	—	196	—	196
Initial recognition and changes in fair value of biological assets	18,080	26,724	2,682	43	27,749	75,278
Decrease due to harvest / disposals	(18,162)	(68,018)	(12,034)	(265)	—	(98,479)
Decrease due to sales of agricultural produce	—	—	—	—	(34,591)	(34,591)
Costs incurred during the period	16,657	18,657	9,632	320	21,464	66,730
Exchange differences	1,336	963	429	155	(7,119)	(4,236)
End of the period (unaudited)	61,698	7,388	13,642	5,152	82,711	170,591

	March 31, 2020
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	38,404	21,484	11,521	3,673	55,354	130,436
Initial recognition and changes in fair value of biological assets	11,764	12,764	3,810	(91)	(4,666)	23,581
Decrease due to harvest / disposals	(22,679)	(48,140)	(7,514)	(121)	(10,665)	(89,119)
Decrease due to sales of agricultural produce	—	—	(2,897)	—	—	(2,897)
Costs incurred during the period	13,778	14,487	7,119	252	21,142	56,778
Exchange differences	(263)	26	17	8	(12,922)	(13,134)
End of the period (unaudited)	41,004	621	12,056	3,721	48,243	105,645

(i)Biological assets that are measured at fair value within level 3 of the hierarchy.

The discounted cash flow valuation technique and the significant unobservable inputs used to calculate the fair value of these biological assets are consistent with those of the audited annual financial statements for the year ended December 31, 2020 described in Note 16. Please see Level 3 definition in Note 16 of these condensed consolidated interim financial statements.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

Cost of production as of March 31, 2021:

	March 31, 2021
	(unaudited)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	743	2,177	1,138	159	1,695	5,912
Depreciation and amortization	—	—	—	—	386	386
Depreciation of right-of-use assets	—	—	—	—	7,073	7,073
Fertilizers, agrochemicals and seeds	8,522	1,001	—	—	9,067	18,590
Fuel, lubricants and others	143	411	192	9	594	1,349
Maintenance and repairs	230	1,084	566	63	205	2,148
Freights	350	138	26	10	—	524
Contractors and services	3,863	12,186	—	—	2,163	18,212
Feeding expenses	—	—	3,860	15	—	3,875
Veterinary expenses	—	—	806	30	—	836
Energy power	8	755	379	1	—	1,143
Professional fees	28	38	6	1	77	150
Other taxes	287	24	2	22	17	352
Lease expense and similar arrangements	2,427	292	—	—	—	2,719
Others	56	551	84	10	187	888
Subtotal	16,657	18,657	7,059	320	21,464	64,157
Own agricultural produce consumed	—	—	2,573	—	—	2,573
Total	16,657	18,657	9,632	320	21,464	66,730

Cost of production as of March 31, 2020:

	March 31, 2020
	(unaudited)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	584	1,917	870	154	1,693	5,218
Depreciation and amortization	2	—	—	—	409	411
Depreciation of right-of-use assets	—	—	—	—	7,641	7,641
Fertilizers, agrochemicals and seeds	5,957	371	(11)	12	8,381	14,710
Fuel, lubricants and others	184	379	240	4	462	1,269
Maintenance and repairs	291	610	451	12	173	1,537
Freights	31	62	33	6	—	132
Contractors and services	3,872	8,834	—	1	2,142	14,849
Feeding expenses	—	—	2,675	—	—	2,675
Veterinary expenses	—	—	666	23	—	689
Energy power	10	794	268	2	—	1,074
Professional fees	23	906	15	1	110	1,055
Other taxes	312	21	2	23	16	374
Lease expense and similar arrangements	2,258	130	2	—	(10)	2,380
Others	254	463	167	5	125	1,014
Subtotal	13,778	14,487	5,378	243	21,142	55,028
Own agricultural produce consumed	—	—	1,741	9	—	1,750
Total	13,778	14,487	7,119	252	21,142	56,778

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

Biological assets as of March 31, 2021 and December 31, 2020 were as follows:

	March 31, 2021	December 31, 2020
	(unaudited)
Non-current
Cattle for dairy production	13,207	12,600
Breeding cattle	2,015	2,003
Other cattle	111	122
	15,333	14,725
Current
Breeding cattle	3,026	2,578
Other cattle	435	333
Sown land – crops	61,698	47,489
Sown land – rice	7,388	29,062
Sown land – sugarcane	82,711	71,506
	155,258	150,968
Total biological assets	170,591	165,693

16.    Financial instruments

As of March 31, 2021, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. For this, the Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the periods presented.

There were no transfer between any levels during the period.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Financial instruments (continued)

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of March 31, 2021 and their allocation to the fair value hierarchy:

	2021
	Level 1	Level 2	Total

Assets
Derivative financial instruments	654	2,650	3,304
Total assets	654	2,650	3,304
Liabilities
Derivative financial instruments	(2,050)	(760)	(2,810)
Total liabilities	(2,050)	(760)	(2,810)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	-	-	1	(1,396)

NDF	Quoted price	Swap curve	Present value method	2	1,280
Interest-rate swaps	Theoretical price	Money market interest-rate curve.	Present value method	2	610
					494

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Trade and other receivables, net

	March 31, 2021	December 31, 2020
	(unaudited)
Non current
Advances to suppliers	2,434	1,704
Income tax credits	5,360	5,283
Non-income tax credits (i)	16,607	18,195
Judicial deposits	1,959	2,188
Receivable from disposal of subsidiary	24,986	23,093
Other receivables	5,724	1,803
Non current portion	57,070	52,266
Current
Trade receivables	83,248	58,530
Less: Allowance for trade receivables	(4,115)	(3,965)
Trade receivables – net	79,133	54,565
Prepaid expenses	19,741	10,427
Advance to suppliers	18,131	17,751
Income tax credits	1,635	1,709
Non-income tax credits (i)	37,087	33,628
Receivable from disposal of subsidiary	16,965	15,506
Cash collateral	20	36
Other receivables	6,182	12,040
Subtotal	99,761	91,097
Current portion	178,894	145,662
Total trade and other receivables, net	235,964	197,928

(i) Includes US$ 91 for the three-month period ended March 31, 2021 reclassified from property, plant and equipment (for the year ended December 31, 2020: US$ 363).
The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Trade and other receivables, net (continued)

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	March 31, 2021	December 31, 2020
	(unaudited)
Currency
US Dollar	94,059	56,531
Argentine Peso	66,365	55,433
Uruguayan Peso	649	811
Brazilian Reais	74,891	85,153
	235,964	197,928

As of March 31, 2021 trade receivables of US$ 8,394 (December 31, 2020: US$ 11,623) were past due but not impaired. The ageing analysis of these receivables indicates that US$ 1,160 and US$ 977 are over 6 months in March 31, 2021 and December 31, 2020, respectively.

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

18.    Inventories

	March 31, 2021	December 31, 2020
	(unaudited)
Raw materials	102,895	56,420
Finished goods (Note 5) (i)	73,896	77,041
Others	12	—
	176,803	133,461

(i) Finished goods of Crops reportable segment are valued at fair value.

19.    Cash and cash equivalents

	March 31, 2021	December 31, 2020
	(unaudited)
Cash at bank and on hand	134,561	178,079
Short-term bank deposits	74,023	158,203
	208,584	336,282

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.    Shareholder´s contribution

	Number of shares (thousands)	Share capital and share premium
At January 1, 2020	122,382	1,085,312
Purchase of own shares	—	(995)
At March 31, 2020	122,382	1,084,317

At January 1, 2021	122,382	1,086,388
Purchase of own shares	—	(7,685)
At March 31, 2021	122,382	1,078,703
Share Repurchase Program

On September 12, 2013, the Board of Directors of the Company authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has been renewed by the Board of Directors after each 12-month period. On August 11, 2020, the Board of Directors approved the renewal of the Program and extension of the term for an additional twelve-month period ending on September 23, 2021.

Repurchases of shares under the program may be made from time to time (i) in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations; and (ii) through privately negotiated transactions. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice. The size and the timing of repurchases will depend upon market conditions, applicable legal requirements and other factors.

As of March 31, 2021, the Company repurchased an aggregate of 11,111,974 shares under the program, of which 4,858,396 have been utilized to cover the exercise and granted of the Company’s employee stock option plan and restricted stock units plan. During the period ended March 31, 2021 and 2020 the Company repurchased shares for an amount of 1,193,751 and 285,059, respectively. The outstanding treasury shares as of March 31, 2021 totaled 6,278,615.

21.    Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group´s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares, or restricted stock units to senior and medium management and key employees of the Group’s subsidiaries. The 2007/2008 Equity incentive plan has already expired and no option is oustnading under this plan.
(a)Option Schemes

No expense was accrued for both periods under the Options Schemes.

As of March 31, 2021, nil options (March 31, 2020: nil) were exercised, and nil options (March 31, 2020: nil) were forfeited, and nil options were expired (March 31, 2020: 59,835).

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.    Equity-settled share-based payments (Continued)

(b)Restricted Share and Restricted Stock Unit Plan

As of March 31, 2021, the Group recognized compensation expense US$ 1.4 million related to the restricted shares granted under the Restricted Share Plan (March 31, 2020: US$ 1.2 million). For the three-month period ended March 31, 2021, nil Restricted Shares were granted (March 31, 2020: nil), nil were vested (March 31,2020: nil), nil Restricted Stock Units were forfeited (March 31, 2020: 7,667), and nil Restricted shares were forfeited (March 31, 2020: 6,597).

22.    Trade and other payables

	March 31, 2021	December 31, 2020
	(unaudited)
Non-current
Other payables	263	290
	263	290
Current
Trade payables	100,620	110,662
Advances from customers	2,929	4,755
Taxes payable	5,664	7,037
Payables from acquisition of property, plant and equipment	255	3,569
Other payables	455	292
	109,923	126,315
Total trade and other payables	110,186	126,605

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amount, as the impact of discounting is not significant.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.    Borrowings

	March 31, 2021	December 31, 2020
	(unaudited)
Non-current
Senior Notes (*)	497,121	497,009
Bank borrowings (*)	290,192	316,455
	787,313	813,464
Current
Senior Notes (*)	750	8,250
Bank overdrafts	23,617	50,447
Bank borrowings (*)	128,976	98,929
	153,343	157,626
Total borrowings	940,656	971,090

(*) The Group was in compliance with the related covenants under the respective loan agreements.

As of March 31, 2021, total bank borrowings include collateralized liabilities of US$ 223,757 (December 31, 2020: US$ 201,153). These loans are mainly collateralized by property, plant and equipment sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes are payable semi-annually in arrears on March 21 and September 21 of each year. The total proceeds nets of expenses was US$ 496.5 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries, currently: Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda. are the only Subsidiary Guarantors.

The Notes contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.

Loan with International Finance Corporation (IFC)

In June 2020, our Argentine subsidiaries, Adeco Agropecuaria , Pilaga and L3N S.A. entered into a US$100 million loan agreement with International Finance Corporation (IFC), member of the World Bank Group. The loan's tenor is eight years, including a two-year grace period, with a rate of LIBOR + 4%. In October, US$ 22 million has been received.

The loan contains customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.    Borrowings (continued)

The maturity of the Group's borrowings and the Group's exposure to fixed and variable interest rates is as follows:

	March 31, 2021	December 31, 2020
	(unaudited)
Fixed rate:
Less than 1 year	137,703	116,113
Between 1 and 2 years	46,187	52,175
Between 2 and 3 years	32,808	39,844
Between 3 and 4 years	12,491	12,500
More than 5 years	497,121	497,009
	726,310	717,641
Variable rate:
Less than 1 year	15,640	41,513
Between 1 and 2 years	32,361	32,870
Between 2 and 3 years	29,505	6,035
Between 3 and 4 years	3,027	5,154
Between 4 and 5 years	26,752	28,334
More than 5 years	107,061	139,543
	214,346	253,449
	940,656	971,090

The breakdown of the Group´s borrowing by currency is included in Note 2 - Interest rate risk.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value. The fair value of long-term subject to fix rate do not significant differ from their fair value. The fair value (level 2) of the notes equals US$ 521 million, 104.16% of the nominal amount.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Lease liabilities

	March 31, 2021	December 31, 2020
	(unaudited)
Lease liabilities
Non-current	169,319	159,435
Current	36,528	36,337
	205,847	195,772

The maturity of the Group's lease liabilities is as follows:

	March 31, 2021	December 31, 2020
	(unaudited)
Less than 1 year	36,528	36,337
Between 1 and 2 years	30,815	20,276
Between 2 and 3 years	27,973	30,228
Between 3 and 4 years	24,484	23,920
Between 4 and 5 years	19,430	19,951
More than 5 years	66,617	65,060
	205,847	195,772

25.    Payroll and social security liabilities

	March 31, 2021	December 31, 2020
	(unaudited)
Non-current
Social security payable	1,262	1,075
	1,262	1,075
Current
Salaries payable	4,335	2,774
Social security payable	2,973	2,827
Provision for vacations	5,986	6,866
Provision for bonuses	6,923	10,866
	20,217	23,333
Total payroll and social security liabilities	21,479	24,408

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.    Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2020.

27.    Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income / (loss) included in the statement of income		Balance receivable / (payable)
			March 31, 2021	March 31, 2020	March 31, 2021	December 31, 2020

			(unaudited)	(unaudited)	(unaudited)
Directors and senior management	Employment	Compensation selected employees	(2,180)	(1,390)	(15,906)	(15,499)

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

28.    Basis of preparation and presentation

The information presented in the accompanying condensed consolidated interim financial statements (“interim financial statements”) as of March 31, 2021 and for the three-month periods ended March 31, 2021 and 2020 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of March 31, 2021, results of operations and cash flows for the three-month periods ended March 31, 2021 and 2020. All such adjustments are of a normal recurring nature. In preparing these accompanying interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These interim financial statements have been prepared in accordance with IAS 34, ‘Interim financial reporting’ and they should be read in conjunction with the annual financial statements for the year ended December 31, 2020, which have been prepared in accordance with IFRSs.

A complete list of standards, amendments and interpretations to existing standards published but not yet effective for the Group is described in Note 35 to the annual financial statements.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2020 except for the changes in accounting policies explained below.

Description of accounting policies changed during 2020.

During the period ended September 30, 2020, the Company has changed its accounting policy related to the application of IAS 29, Inflation Accounting, that was implemented in 2018. The cumulative initial effect of inflation accounting until December 31, 2017 divided by the exchange rate at that date was recognized directly in equity, in the line “Adjustment of opening balance for the application of IAS 29”, as part of retained earnings. The ongoing effect of hyperinflation adjustment and retranslation of comparative amounts to closing exchange rates after initial recognition was recognized in Other Comprehensive Income, as part of the cumulative translation adjustment (“CTA”).

The Company decided to change its accounting policy for the presentation of the effect of initially applying IAS 29, and reclassify it to Other Comprehensive Income, as part of the cumulative translation adjustment (“CTA”); instead of presenting it within retained earnings. This change in the presentation policy was in order to provide uniformity of disclosure for the same concept and only required a reclassification of the constituent elements of the equity and does not affect total shareholders equity.

	December 31, 2019	Increase / (Decrease)	December 31, 2019
	(Previously stated)		(Revised)
Retained Earnings	206,669	(187,941)	18,728
Cumulative Translation Adjustment	(680,315)	187,941	(492,374)
Subtotal attributable to equity holders of the parent	988,269	—	988,269

In addition, and related to hyperinflation accounting, the Company has changed its accounting policy for the presentation of finance income /expenses. Until June 2020, the Company had elected not to segregate the impact of inflation on financial results. The company has decided to change its presentation policy and segregate the impact of inflation over financial results, considering the segregation of such effects provides reliable and more relevant information. Financial results will be presented reflecting interest and exchange difference, net of its inflation effects. This change represents only a reclassification within Financial results and does not have any impact on total financial results, net or net income.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

28.    Basis of preparation and presentation (continued)

	March 31, 2020	Increase / (Decrease)	March 31, 2020
	(Previously stated)		(Revised)
Interest income	2,249	(167)	2,082
Finance income	5,091	(167)	4,924
Interest expense	(15,548)	37	(15,511)
Foreign exchange losses, net	(101,616)	16,600	(85,016)
Cash flow hedge – transfer from equity	(11,172)	(85)	(11,257)
Finance costs	(133,650)	16,552	(117,098)
Other financial result - Net gain of inflation effects on the monetary items	14,465	(16,385)	(1,920)
Total financial results, net	(114,094)	—	(114,094)

Both changes have been reflected in the comparative periods, thus, comparative figures have been restated.

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Peanut is harvested from April to May, and sales are executed with higher intensity during the third quarter of the year. Cotton is a unique in that while it is typically harvested from June to August, it requires processing which takes about two to three months to complete. Sales in our Dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. Although our Sugar, Ethanol and Electricity cluster is currently operating under a "non-stop" or "continuous" harvest and without stopping during traditional off-season, the rest of the sector in Brazil is still primarily operating with large off-season periods from December/January to March/April. The result of large off-season periods is fluctuations in our sugar and ethanol sales and in our inventories, usually peaking in December to take advantage of higher prices during the traditional off-season period (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

29.    Critical accounting estimates and judgments

The Group's critical accounting policies are also consistent with those of the audited annual financial statements for the year ended December 31, 2020 described in Note 34.

30.    Information related to COVID-19 pandemic

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported to have surfaced in China and started spreading to the rest of the world in early 2020. The COVID-19 virus is impacting economic activity worldwide and poses the risk that Adecoagro or its employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to shutdowns mandated by governmental authorities or otherwise adopted by companies as a preventive measure. Given the uncertainty around the extent and timing of the future spread of COVID-19 and the imposition or relaxation of protective measures, it is not possible to predict the COVID-19’s effects on the industry, generally, and to reasonably estimate the financial effect on the Company.

In Brazil, the government created a crisis committee to monitor the impact of COVID-19 in March 2020. Since then, it has announced several measures (tax and others) to address the effects of COVID-19. In this regard, the Brazilian health authorities, as well as several state and municipal authorities have adopted or recommended social distancing measures.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.    Information related to COVID-19 pandemic (continued)

In Argentina, on March 20, 2020 the Argentine government implemented a social, preventive and mandatory isolation regime, prohibiting the circulation of people on routes, roads and public spaces (the “Mandatory Isolation Regime”) which has already been partially reverted as of the day of this report.

As of the date of this report, the activities pursued by our Argentine subsidiaries, related to agricultural production, distribution and commercialization, were exempted from the Mandatory Isolation Regime for being considered “essential” activities. Also our activities in Brazil have no restrictions

In order to guarantee the hygiene and safety conditions established by the Ministry of Health and to preserve the health of the employees in our subsidiaries, Adecoagro has enacted Prevention and Action Protocols tailored for each facility, in addition to constituting Crisis Committees. Measures taken include but are not limited to: (i) daily temperature check upon arrival to the facility, (ii) mandatory distancing in the workplace, (iii) maximum limit of people in the lunch room and vehicles (iv) sanitary barriers, (iv) special protective attire. Additionally, remote work has been guaranteed for the duration of the Mandatory Isolation Regime for employees based in central offices, and a rotation scheme has been implemented for administrative employees based in the farms or industrial facilities.

Most of our businesses are operating without any major disruption both at the farm and industry level as well as on the road and at the ports. However, the demand of our products, mainly ethanol in Brazil, has been reduced as a consequence of the lockdown decided by the authorities in connection with the pandemic. Nevertheless, we are optimizing our production mix, in order to mitigate such reduction in demand.

The Company is closely monitoring the situation and taking all necessary measures at its disposal to preserve human life and its operation.

The Company has enacted prevention and action protocols tailored for each facility and activity, in addition to constituting crisis committees to monitor the Company’s response to the pandemic.

Measures taken include but are not limited to: (i) body temperature controls at entrances of each facility and other critical check points, (ii) mandatory distancing in the workplace, (iii) maximum limit of people in the conferences rooms, lunch room and vehicles (iv) sanitary barriers, (v) special protective attire and masks, (vi) mandatory quarantines for those who have been in contact with travelers or with symptomatic persons, (vii) training programs and information about how to prevent the risks of transmission of COVID-19, (viii) hired an infectious disease specialist to further assess on site. Additionally, remote work has been guaranteed for the duration of the Pandemic for employees based in central offices, and a rotation scheme has been implemented for administrative employees based in the farms or industrial facilities.

Despite the COVID-19, all our businesses have been operating without any major disruption both at and industry levels.